UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of May, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                                  SPIRENT PLC

                                 AGM STATEMENT

                                 TRADING UPDATE

London, UK - 3 May 2006: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, is holding its Annual General Meeting later today.

Highlights

   - First quarter revenues ahead of expectations in a very competitive market.
   - Additional GBP3 million investment in product development and sales and marketing.
   - Profit expectations unchanged for the year as a whole.
   - Share buy back of up to GBP50 million to commence shortly, subject to approval today.
   - Name change to Spirent Communications plc, subject to approval today.

At the meeting, John Weston, Chairman of Spirent will make the following remarks to shareholders on current trading and other matters:

Current Trading

"As initially indicated at the time of the Company's 2005 preliminary results issued on 23 February 2006, trading during the first quarter of the current financial year was characterised by continuing variable market conditions, albeit the quarter is typically Spirent's quietest.

However, I am pleased to report that first quarter revenues were ahead of our expectations as at the time of our preliminary results in what remains a very competitive market place.

Divisional performance was as follows:

   - Performance Analysis Broadband ("PAB") saw solid revenue growth driven by concerted development and sales and marketing activity. This additional investment will reduce PAB's expected first half trading profit by GBP3 million, however we do not expect this expenditure to be repeated in the second half. During the quarter there was also some competitive positioning on price with a consequent impact on margins.
   - Performance Analysis Wireless continued to show strong growth and good profitability.
   - We are pleased with the initial performance of the two businesses acquired at the start of the year, SwissQual and QuadTex, and integration is proceeding to plan. We anticipate them contributing positively to earnings as the year progresses.
   - Service Assurance showed growth in revenue over the corresponding period last year, trading close to breakeven.
   - Systems continued to perform profitably and in line with expectations.

As we indicated in February, 2006 is a year of product transition as the increased capability of our new products and solutions will enable us to gain market share. To date we have been encouraged by the performance of these new products, such as the Spirent TestCenterTM, and by the response of our customers.

Overall, our profit expectations for the year as a whole are unchanged. We continue to anticipate that the Group's performance will show recovery over last year, although with a pronounced seasonal bias to the second half as benefits progressively accrue from our investment in the business and our recent acquisitions.

Spirent will issue its interim results on 10 August 2006.

Conclusion

Over the last eighteen months, we have transformed Spirent into a focused communications business with a significantly strengthened financial position. The recent acquisitions of SwissQual and QuadTex and the successful disposal of HellermannTyton were key events in this transformation.

The decision to focus on communications reflects our view that the sector offers Spirent the best top and bottom line growth opportunities in the mid and long term, leveraging our leading market positions in our key product segments.

To reflect the transformation of the Group, a proposal is being voted upon today to rename Spirent plc as Spirent Communications plc. In addition, we are in the process of establishing our operational headquarters in Sunnyvale, California, in the centre of Silicon Valley where we have the highest concentration of customers. Our corporate headquarters will remain in the UK.

Spirent has a broad portfolio of market-leading products addressing some of the fastest growing segments in the broadband and wireless markets. As a result we remain confident that Spirent is well positioned to take advantage of the many opportunities in its market place."

                                    - ends -

Enquiries

Anders Gustafsson, Chief Executive    Spirent plc     +44 (0)1293 767676
Eric Hutchinson, Finance Director

Reg Hoare/Katie Hunt                  Smithfield      +44 (0) 20 7360 4900



About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; continuing variable market conditions; pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 03 May 2006                          By   ____/s/ Luke Thomas____

                                                    (Signature)*